

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

May 25, 2010

<u>By facsimile to (302) 773-0737 and U.S. Mail</u>

Ms. Ellen J. Kullman
Chair of the Board and Chief Executive Officer
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, DE 19898

Re: E. I. du Pont de Nemours and Company
      Annual Report on Form 10-K for the fiscal year ended December 31, 2009
      Filed February 17, 2010
      Definitive Proxy Statement on Schedule 14A
      Filed March 19, 2010
      File No. 1-815

Dear Ms. Kullman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have questions about our review of these filings, you may direct them to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director